KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone (604) 691-3000 Fax (604) 691-3031 KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP. Document classification: Confidential. British Columbia Securities Commission, as Principal Regulator Ontario Securities Commission Alberta Securities Commission Saskatchewan Financial Services Commission - Securities Division The Manitoba Securities Commission Autorite des Marches Financiers Nova Scotia Securities Commission Prince Edward Island, Office of the Attorney General Securities Division New Brunswick, Securities Administration Branch Securities Commission of Newfoundland and Labrador May 11, 2026 Dear Madam: Re: Notice of Change of Auditors of Westport Fuel Systems Inc. We have read the Notice of Change in Auditor submitted to KPMG by Westport Fuel Systems Inc. dated May 8, 2026 (the “Notice”) and are in agreement with the statements contained in the Notice. Yours very truly,